Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Proto Labs, Inc. (the “Company”) has common stock registered under Section 12(b) of the Securities Exchange Act of 1934 and listed on The New York Stock Exchange.

Description of Capital Stock

General

The summary of the general terms and provisions of the capital stock of the Company set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Third Amended and Restated Articles of Incorporation (as amended, the “Articles”) and Third Amended and Restated By-Laws (as amended, the “By-laws,” and together with the Articles, the “Charter Documents”), each of which is incorporated herein by reference and attached as an exhibit to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. For additional information, please read the Company’s Charter Documents and the applicable provisions of the Minnesota Business Corporation Act (the “MBCA”).

Common Stock

The aggregate number of shares that the Company has authority to issue is 160,000,000. The shares are classified in two classes, consisting of 10,000,000 shares of preferred stock, par value $0.001 per share, and 150,000,000 shares of common stock, par value $0.001 per share. The board of directors is authorized to establish one or more series of preferred stock, setting forth the designation of each such series, and fixing the relative rights and preferences of each such series.

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to the Company’s shareholders on which the holders of common stock are entitled to vote.

No Cumulative Voting

No holder of common stock, or of any class or classes or of a series or series thereof, is entitled to cumulate votes for the election of directors of the Company.

No Preemptive Rights

Holders of common stock do not have any preemptive rights to become subscribers or purchasers of additional shares of any class of the Company’s capital stock.

Dividend Rights

Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of the Company’s common stock will receive ratably any dividends declared by the board of directors out of funds legally available for the payment of dividends. The board of directors may, at its discretion, modify or repeal the dividend policy.

Liquidation Rights

In the event of the Company’s liquidation, dissolution or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

There are no shares of preferred stock outstanding. The board has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the shareholders:

•	the number of shares;

•	the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

•	any qualifications, limitations or restrictions.

We believe that the ability of the board to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise.

The board may authorize, without shareholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock.

Potential Anti-takeover Effects of Minnesota Law and the Company’s Charter Documents

Certain provisions of Charter Documents may make it less likely that someone would acquire voting control of the Company without the board’s consent. These provisions may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock. Among other things, the Company’s Charter Documents:

●	allow the board of directors to, at any time, and without shareholder approval, issue one or more new series of preferred stock;

●

provide that any action required or permitted to be taken by the shareholders of the company may be effected only at a meeting of shareholders and prohibits shareholder action by less than unanimous written consent in lieu of a meeting; and

●	specify procedures for director nominations by shareholders and submission of other proposals for consideration at stockholder meetings.

Several provisions of Minnesota law may deter potential changes in control of us that some shareholders may view as beneficial or that may provide a premium on the Company’s stock price. Under Section 302A.673 of the MBCA, a shareholder that beneficially owns 10% or more of the voting power of the outstanding shares (an interested shareholder) generally cannot consummate a business combination with the Company, or any subsidiary of the Company, within four years following the time the interested shareholder crosses the 10% stock ownership threshold, unless the business combination is approved by a committee of disinterested members of the board before the time the interested shareholder crosses the 10% stock ownership threshold.

Section 302A.675 of the MBCA generally prohibits an offeror from acquiring the Company’s shares within two years following the offeror’s last purchase of the Company’s shares pursuant to a takeover offer with respect to that class, unless the Company’s shareholders may sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This provision does not apply if the share acquisition is approved by a committee of disinterested members of the board before the purchase of any shares by the offeror pursuant to the earlier takeover offer.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Broadridge Corporate Issuer Solutions.

New York Stock Exchange Listing

The Company’s common stock is quoted on The New York Stock Exchange under the symbol “PRLB.”